Exhibit 99.1

Silicon Motion Announces Results for the Period Ended December 31, 2009

Fourth Quarter 2009

Financial Highlights

•	Net sales decreased 1% quarter-over-quarter to US$22.8 million from US$23.1 million in 3Q09

•	Gross margin excluding stock-based compensation and reserves for obsolete and end-of-life products was 52.1%. Gross margin excluding only stock-based compensation decreased to 42.2% from 48.5% in 3Q09

•	Operating expenses excluding stock-based compensation, acquisition-related charges, and other items increased from 3Q09 of US$12.0 million to US$14.0 million in the fourth quarter

•

Net loss excluding stock-based compensation, acquisition-related charges, foreign exchange gain, and other items of US$7.8 million compares with a net gain US$0.8 million in 3Q09. GAAP net loss increased to US$17.3 million from a loss of US$4.7 million in 3Q09

•

Diluted loss per ADS excluding stock-based compensation, acquisition-related charges, foreign exchange gain (loss), and other items was US$0.28, a decrease from our 3Q09 earnings per ADS of US$0.02. GAAP diluted loss per ADS was US$0.62

Business Highlights

•	Increased total unit shipments 5% sequentially but decreased 23% year-over-year to approximately 70 million units

•	Increased storage controller unit shipments 8% sequentially but decreased 26% year-over-year

•	Increased our SSD controller shipments over 35% sequentially and over 50% year-over-year and now account for almost 10% of our total corporate revenue

•	Secured design wins for our SSD controllers for four ultra-mobile MID and thin-client devices

•	Shipments of our 3-bits per cell MLC controllers ramped in the fourth quarter and accounted for nearly 10% of our total card controller sales

•	Secured a second design win for the Brazilian ISDB-T mobile TV market as well another design-win for the Japan domestic ISDB-T mobile TV market

•	Began shipping our CMMB mobile TV solution for the China market with LG and Lenovo handsets

•	Began shipping our previously announced design win for our CDMA transceiver in China with Nokia

Taipei, Taiwan, February 2, 2010 – Silicon Motion Technology Corporation (NasdaqGS: SIMO; the “Company”) today announced its fourth quarter and full year 2009 financial results. For the fourth quarter of 2009, net sales decreased 1% quarter-over-quarter to US$22.8 million. Net loss (GAAP) for the fourth quarter increased quarter-over-quarter to US$17.3 million or US$0.62 per diluted ADS from a GAAP net loss of US$4.7 million or US$0.17 per diluted ADS in the third quarter of 2009.

Net income excluding stock-based compensation, acquisition-related charges, foreign exchange gain, and other items decreased in the fourth quarter to a loss of US$7.8 million or US$0.28 per diluted ADS as compared to a gain of US$0.8 million or US$0.02 per diluted ADS in the third quarter of 2009.

In addition, and as discussed below under “Potential Impairment Charge”, the Company is in the process of assessing potential impairments to goodwill and acquisition-related intangible assets relating to our FCI acquisition in 2007 and anticipates that it will record non-cash impairment charges to GAAP earnings in its 2009 audited financial statements.

Fourth Quarter 2009 Financial Review (1)

Commenting on the results of the fourth quarter, Silicon Motion’s President and CEO, Wallace Kou, said:

“Our mobile storage product line continued to rebound in the fourth quarter. Our mobile communications product line however declined sequentially because of continued product transitions in the Korea market. We are encouraged by the overall momentum of our business as new growth drivers and our pipeline of design wins continue to improve and position us for a strong 2010.

Although NAND flash industry component supply remains tight, we are encouraged by the improving outlook for supply and demand. This quarter, our mobile storage controller shipments increased 8% as compared to the third quarter. Our mobile storage business benefited from both increasing unit shipments of our controllers to cards and USB flash drives as well as increasing adoption of SSDs in industrial, networking, and consumer applications. Our shipment of controllers for SSD applications increased over 35% sequentially after growing over 100% the previous quarter. We believe that the continuing migration of NAND flash to finer process geometry, ramp of 3-bits per cell MLC flash, and accelerating NAND flash fab wafer capacity investments will improve NAND supply in 2010 and the following years.

[1]

Unless otherwise stated, all financial information used in this press release is unaudited, consolidated, prepared in accordance with US GAAP and denominated in New Taiwan dollars. US dollar amounts are translated for convenience only. Such financial information is generated internally and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

The vast majority of controllers that we are shipping are for 40nm and 30nm NAND flash and we are on track to deliver controllers for 20nm NAND flash that is expected to be available in the second half 2010. In the fourth quarter, we also began shipping 3-bits per cell MLC controllers and these products accounted for nearly 10% of our card controller sales. We continue to lead the industry in developing next generation NAND flash controllers, whether for cutting edge process geometries, 3-bits per cell MLC, or differentiated quality NAND flash, and believe that the performance of our controllers is significantly better than those of our competitors.

During the fourth quarter, our mobile communications business decreased due to the impact of continued product transitions in the Korea domestic market. We will be rolling out a more advanced T-DMB mobile TV SoC in mid-2010. We are excited by our increasing pipeline of mobile TV design wins in new mobile TV markets and are delighted to announce that new LG and Lenovo TD-SCDMA handsets in China are using our CMMB mobile TV solutions. For the Brazil market, in addition to our first ISDB-T mobile TV solution that we started shipping in the third quarter with a Samsung handset, we have received another important ISBD-T design win. We have also received another ISDB-T design win for the Japan market.”

Sales

Net sales in the fourth quarter were US$22.8 million, a decrease of 1% compared with the previous quarter. This quarter, mobile storage products accounted for 66% of net sales, mobile communications 16% of net sales, multimedia SoCs 14% of net sales, and others 4% of net sales.

Net sales of mobile storage products, which include primarily flash memory card controllers, USB flash drive controllers, SSD controllers, and embedded flash controllers, increased 7% from the third quarter of 2009 to US$15 million this quarter.

Net sales of mobile communication products, which include primarily mobile TV IC solutions and CDMA RF ICs, decreased 41% from the third quarter of 2009 to US$3.6 million in the fourth quarter.

Net sales of multimedia SoC products, which include primarily embedded graphics processors and PC camera SoCs, increased 13.2% from the third quarter of 2009 to US$3.3 million this quarter.

Gross and Operating Margins

Gross margin excluding stock-based compensation and reserves for obsolete and end-of-life products was 52.1%. Gross margin excluding only stock-based compensation decreased to 42.2% compared with the third quarter. GAAP gross margin decreased to 40.1% from 48.1% in the third quarter.

Operating expenses excluding stock-based compensation, acquisition-related charges, and other items were US$14.0 million, which was higher than the US$12.0 million reported for the third quarter. Research and development expenditures, excluding stock-based compensation, were US$7.5 million, which were higher than the US$7.3 million in the previous quarter. Selling and marketing expenses excluding stock-based compensation were US$2.9 million, which was higher than the US$2.4 million from the previous quarter. General and administrative expenses excluding stock-based compensation and litigation expenses were US$3.7 million, an increase from the US$2.2 million reported in the previous quarter. The increase in our G&A expenses was primarily due to a US$1.1 million bad debt reserve, largely attributed to accounts receivable relating to our ETC business. Stock-based compensation was US$7.6 million in the fourth quarter, which is higher than the US$2.2 million in the third quarter. Acquisition-related charges were US$1.5 million, unchanged compared with the previous quarter. Litigation expenses were less than US$0.1 million in the fourth quarter, similar to the previous quarter.

In the fourth quarter, we accelerated the vesting of certain soon-to-vest restricted stock units (RSUs) granted to our employees and cancelled a small portion of outstanding RSUs previously granted to our employees. Together, these two actions resulted in a one-time stock-based compensation charge of US$5.1 million. We are currently planning a new and more effective long-term employee incentive program and will implement this shortly.

Operating margin excluding stock-based compensation, acquisition-related charges, and other items was a negative 19.1%, a decrease from 3.2% in the previous quarter. GAAP operating margin was also lower at negative 59.1% compared with the negative 19.3% reported for the third quarter.

Other Income and Expenses

Net total other income excluding net foreign exchange gain or loss, and other items was US$0.1 million, which was unchanged from the previous quarter. GAAP net total other expense was US$0.3 million, which was significantly lower than US$1.6 million in the previous quarter due primarily to lower foreign exchange loss in the fourth quarter.

Earnings

Net loss excluding stock-based compensation, acquisition-related charges, net foreign exchange loss, and other items was US$7.8 million in this quarter, a decrease from the income of US$0.8 million in the third quarter. Diluted loss per ADS excluding stock-based compensation, acquisition-related charges, net foreign exchange gain (loss), and other items was US$0.28, a decrease from earnings per ADS of US$0.02 in the previous quarter.

GAAP net loss was US$17.3 million, an increase from the net loss of US$4.7 million in the third quarter. Diluted GAAP loss per ADS was US$0.62, an increase from loss per ADS of US$0.17 in the previous quarter.

Balance Sheet

Cash, cash equivalents, and short-term investments increased slightly from US$60.6 million at the end of the third quarter of 2009 to US$61.2 million at the end of this quarter.

Potential Impairment Charge

Because of weaker than expected performance of our mobile communications product line and push outs of market opportunities, we are currently assessing potential impairments to goodwill and acquisition-related intangible assets relating to our FCI acquisition and anticipate impairment charges to our 2009 financial statements. We acquired FCI in April 2007 for US$102 million. The net carrying cost of FCI at the end of 2009 and before potential impairment charges was US$71.7 million. We will be appointing an appraiser to assist the Company in determining the extent of the non-cash impairment charge to GAAP earnings and will disclose this as soon as practicable either in the Company’s 20-F filing for the 2009 fiscal year or through an earlier, supplemental press release.

Cash Flow

Our cash flows were as follows:

3 months ended December 31, 2009

(In US$ millions)
Net income (loss)	(17.3)
Depreciation & amortization	2.8
Changes in operating assets and liabilities	3.3
Stock-based compensation	7.6
Others	4.8

Net cash provided by (used in) operating activities	1.2

Acquisition of property and equipment	(1.0)
Others	0.4

Net cash provided by (used in) investing activities	(0.6)

Others	(0.1)

Net cash provided by (used in) financing activities	(0.1)

Effects of changes in foreign currency exchange rates on cash	0.2

Net increase in cash and cash equivalents	0.7

Pro-forma adjustment for foreign exchange translation	0.2

Pro-forma net increase in cash and cash equivalents	0.9

During the fourth quarter of 2009, we spent US$1.0 million in capital expenditures primarily relating to the purchase of software and equipment. There were no shares repurchased in the fourth quarter.

Business Outlook:

Silicon Motion’s President and CEO, Wallace Kou, added:

“Although we are entering the seasonally slow part of the year especially relating to our mobile storage business, we are seeing continued signs of improvement in our business and design pipeline and are confident that our business will improve as the year progresses.”

For the first quarter of 2010, management expects:

•	Revenue to be down 5% to up 5% sequentially

•	Gross margin excluding stock-based compensation to be in the 46% to 48% range

•	Operating expenses excluding stock-based compensation, acquisition-related charges, and other items of approximately US$13 to US$14 million

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00am Eastern Time on February 2, 2010.

(Speakers)

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Director of Investor Relations and Strategy

PRE-REGISTRATION:

https://www.theconferencingservice.com/prereg/key.process?key=PWVRHUM6X

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 888 680 0890

USA (Toll): 1 617 213 4857

Taiwan (Toll Free): 0080 144 4360

Participant Passcode: 5086 0045

REPLAY NUMBERS (for 7 days):

USA (Toll Free): 1 888 286 8010

USA (Toll): 1 617 801 6888

Participant Passcode: 8454 4786

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation, acquisition-related charges and other items, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP selling, general, and administrative expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per diluted ADS. These non-GAAP measures are not in accordance with or an alternative for GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges incurred as a result of the Company’s adoption of SFAS 123R relating to the fair value of stock options and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact the application of SFAS 123R has on its operating results.

Intangible amortization (acquisition-related charges) consists of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and forecasting its earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. The Company believes that the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of its competitors.

Litigation expenses consist of the legal expenses relating to complaints SanDisk filed in the US International Trade Commission and the US District Court for the Western District of Wisconsin.

Impairment losses on long-term investment relates to the other-than-temporary, non-operating write down of the Company’s minority stake investments in Vastview Technology Corp. The investment was written down after the Company determined that these shares have been other-than-temporarily impaired.

Foreign exchange gains and losses consists of translation gains and/or losses of non-NT$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-NT$ currencies against the NT$.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Dec. 31, 2008 (NT$)	Sep. 30, 2009 (NT$)	Dec. 31, 2009 (NT$)	Dec. 31, 2008 (US$)	Sep. 30, 2009 (US$)	Dec. 31, 2009 (US$)
Net Sales	1,063,687	759,427	737,751	32,272	23,132	22,826
Cost of sales	655,820	394,448	442,285	19,897	12,015	13,684

Gross profit	407,867	364,979	295,466	12,375	11,117	9,142
Operating expenses
Research & development	272,067	279,293	359,490	8,254	8,507	11,123
Sales & marketing	97,842	94,200	134,060	2,969	2,869	4,148
General & administrative	260,811	89,926	189,490	7,913	2,739	5,863
Amortization of intangibles assets	47,901	48,151	48,282	1,453	1,467	1,494

Operating income (loss)	(270,754)	(146,591)	(435,856)	(8,214)	(4,465)	(13,486)
Non-operating income (expense)
Gain on sale of investments	738	22	10	22	1	—
Unrealized holding gain (loss) on marketable securities	(673)	—	—	(20)	—	—
Interest income (net)	8,698	4,328	3,536	264	132	109
Impairment on long-term investment	(69,253)	(6,472)	(2,158)	(2,101)	(197)	(67)
Foreign exchange gain (loss)	65,464	(49,402)	(11,070)	1,986	(1,506)	(342)
Others	279	6	142	8	—	5

Subtotal	5,253	(51,518)	(9,540)	159	(1,570)	(295)

Income (loss) before tax	(265,501)	(198,109)	(445,396)	(8,055)	(6,035)	(13,781)
Income tax expense (benefit)	5,251	(44,971)	113,803	159	(1,370)	3,521

Net income (loss)	(270,752)	(153,138)	(559,199)	(8,214)	(4,665)	(17,302)

Basic earnings (loss) per ADS	($9.83)	($5.51)	($20.09)	($0.30)	($0.17)	($0.62)
Diluted earnings (loss) per ADS	($9.83)	($5.51)	($20.09)	($0.30)	($0.17)	($0.62)
Margin Analysis:
Gross margin	38.3%	48.1%	40.1%	38.3%	48.1%	40.1%
Operating margin	(25.5%)	(19.3%)	(59.1%)	(25.5%)	(19.3%)	(59.1%)
Net margin	(25.5%)	(20.2%)	(75.8%)	(25.5%)	(20.2%)	(75.8%)
Weighted avg. ADS[2]:
Basic	27,531	27,775	27,836	27,531	27,775	27,836
Diluted	27,531	27,775	27,836	27,531	27,775	27,836

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Dec. 31, 2008 (NT$)	Sep. 30, 2009 (NT$)	Dec. 31, 2009 (NT$)	Dec. 31, 2008 (US$)	Sep. 30, 2009 (US$)	Dec. 31, 2009 (US$)
GAAP net income (loss)	(270,752)	(153,138)	(559,199)	(8,214)	(4,665)	(17,302)
Stock-based compensation:
Cost of sales	1,552	3,223	15,699	47	98	486
Research and development	31,321	39,265	117,949	950	1,196	3,649
Sales and marketing	14,536	15,066	41,257	441	459	1,277
General and administrative	20,544	15,700	70,358	624	478	2,177

Total stock-based compensation	67,953	73,254	245,263	2,062	2,231	7,589

Acquisition related charges:
Amortization of intangible assets	47,901	48,151	48,282	1,453	1,467	1,494
Litigation expenses	16,882	1,073	1,210	512	32	37
Foreign exchange loss (gain)	(65,464)	49,402	11,070	(1,986)	1,506	343
Impairment on long-term investment	69,253	6,472	2,158	2,101	197	67

Non-GAAP net income	(134,227)	25,214	(251,216)	(4,072)	768	(7,772)

Weighted avg. ADS (non-GAAP):
Basic	27,531	27,775	27,836	27,531	27,775	27,836

Diluted	27,531	31,641	27,836	27,531	31,641	27,836

Non-GAAP basic earnings (loss) per ADS	($4.88)	$0.91	($9.02)	($0.15)	$0.03	($0.28)

Non-GAAP diluted earnings (loss) per ADS	($4.88)	$0.80	($9.02)	($0.15)	$0.02	($0.28)

Non-GAAP gross margin	38.5%	48.5%	42.2%	38.5%	48.5%	42.2%
Non-GAAP operating margin	(13.0%)	(3.2%)	(19.1%)	(13.0%)	(3.2%)	(19.1%)

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, and per ADS data)

(unaudited)

	For the Year Ended
	Dec. 31, 2008 (NT$)	Dec. 31, 2009 (NT$)	Dec. 31, 2008 (US$)	Dec. 31, 2009 (US$)
Net Sales	5,528,051	2,902,828	175,382	87,772
Cost of sales	2,914,587	1,598,054	92,468	48,320

Gross profit	2,613,464	1,304,774	82,914	39,452
Operating expenses
Research & development	1,080,918	1,122,459	34,293	33,939
Sales & marketing	368,863	395,985	11,702	11,973
General & administrative	675,285	464,892	21,424	14,057
Amortization of intangible assets	193,800	192,391	6,148	5,817

Operating income (loss)	294,598	(870,953)	9,347	(26,334)

Non-operating income (expense)
Gain on sale of investments	17,577	233	558	7
Unrealized holding gain (loss) on marketable securities	(1,122)	—	(36)	—
Interest income (net)	39,147	18,602	1,242	563
Dividend income	2,480	—	79	—
Impairment losses on long-term investment	(69,253)	(8,630)	(2,197)	(261)
Foreign exchange gain (loss)	96,380	(89,435)	3,058	(2,704)
Others	222	(1,988)	6	(61)

Subtotal	85,431	(81,218)	2,710	(2,456)

Income (loss) before tax	380,029	(952,171)	12,057	(28,790)
Income tax expense (benefit)	86,608	12,544	2,748	380

Net income (loss)	293,421	(964,715)	9,309	(29,170)

Basic earnings (loss) per ADS	$9.46	($34.86)	$0.30	($1.05)

Diluted earnings (loss) per ADS	$9.37	($34.86)	$0.30	($1.05)

Margin Analysis:
Gross margin	47.3%	45.0%	47.3%	45.0%
Operating margin	5.3%	(30.0%)	5.3%	(30.0%)
Weighted average ADS:
Basic	31,020	27,673	31,020	27,673
Diluted	31,326	27,673	31,326	27,673

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Year Ended
	Dec. 31, 2008 (NT$)	Dec. 31, 2009 (NT$)	Dec. 31, 2008 (US$)	Dec. 31, 2009 (US$)
GAAP net income (loss)	293,421	(964,715)	9,309	(29,170)
Stock-based compensation:
Cost of sales	11,481	24,445	364	739
Research and development	138,907	224,220	4,407	6,780
Sales and marketing	55,334	77,500	1,756	2,344
General and administrative	70,333	120,298	2,231	3,638

Total stock-based compensation	276,055	446,463	8,758	13,501

Acquisition related charges:
Amortization of intangible assets	193,800	192,391	6,148	5,817
Litigation expenses	72,982	5,112	2,315	155
Foreign exchange loss (gain)	(96,380)	89,435	(3,058)	2,704
Impairment on long-term investment	69,253	8,630	2,197	261
FIN48 tax charges	64,328	—	2,041	—

Non-GAAP net income	873,459	(222,684)	27,710	(6,732)

Weighted avg. ADS (non-GAAP):
Basic	31,020	27,673	31,020	27,673

Diluted	32,354	27,673	32,354	27,673

Non-GAAP basic earnings per ADS	$28.16	($8.05)	$0.90	($0.24)

Non-GAAP diluted earnings per ADS	$27.00	($8.05)	$0.86	($0.24)

Non-GAAP gross margin	47.5%	45.8%	47.5%	45.8%
Non-GAAP operating margin	15.2%	(7.8%)	15.2%	(7.8%)

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands)

(unaudited)

	Dec. 31, 2008 (NT$)	Sep. 30, 2009 (NT$)	Dec. 31, 2009 (NT$)	Dec. 31, 2008 (US$)	Sep. 30, 2009 (US$)	Dec. 31, 2009 (US$)
Cash and cash equivalents	1,586,941	1,932,867	1,951,584	48,441	59,601	60,533
Short-term investments	112,505	33,143	21,153	3,434	1,022	656
Accounts receivable (net)	923,717	610,342	476,548	28,196	18,820	14,781
Inventories	638,566	517,689	560,311	19,492	15,963	17,379
Refundable deposits - current	85,368	66,167	50,689	2,606	2,040	1,572
Deferred income tax assets (net)	55,276	80,298	49,765	1,688	2,476	1,544
Prepaid expenses and other current assets	155,527	102,925	140,324	4,748	3,175	4,353

Total current assets	3,557,900	3,343,431	3,250,374	108,605	103,097	100,818
Long-term investments	50,369	17,908	15,709	1,538	552	487
Property and equipment (net)	911,885	858,085	800,958	27,835	26,460	24,844
Goodwill and intangible assets(net)	2,641,504	2,499,051	2,451,548	80,632	77,061	76,041
Other assets	282,994	312,997	245,396	8,638	9,650	7,611

Total assets	$7,444,652	$7,031,472	$6,763,985	$227,248	$216,820	$209,801

Accounts payable	378,624	299,688	325,519	11,558	9,241	10,097
Income tax payable	212,513	38,713	38,655	6,487	1,194	1,199
Accrued expenses and other current liabilities	456,710	426,336	420,846	13,940	13,146	13,053

Total current liabilities	1,047,847	764,737	785,020	31,985	23,581	24,349
Long-term liabilities	60,702	61,287	76,894	1,853	1,890	2,385
Other liabilities	46,511	45,572	43,881	1,420	1,405	1,361

Total liabilities	1,155,060	871,596	905,795	35,258	26,876	28,095
Shareholders’ equity	6,289,592	6,159,876	5,858,190	191,990	189,944	181,706

Total liabilities & shareholders’ equity	$7,444,652	$7,031,472	$6,763,985	$227,248	$216,820	$209,801

Note: The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the income statement have been translated from New Taiwan dollars, using an average exchange rate of NT$32.96 to US$1 for 4Q08, NT$32.83 to US$1 for 3Q09, and NT$32.32 to US$1 for 4Q09 based on the average of the historical exchange rate of the Oanda Corporation. Amounts from the balance sheet have been translated using the ending exchange rate for the period. The exchange rate was NT$32.76 to US$1 at the end of 4Q08, NT$32.43 to US$1 at the end of 3Q09, and NT$32.24 to US$1 at the end of 4Q09.

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: mobile storage, mobile communications, and multimedia SoCs. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, and embedded flash applications. Our mobile communications business is composed primarily of mobile TV IC solutions and CDMA RF ICs. Our multimedia SoCs business is composed primarily of embedded graphics processors and PC cameras image SoCs.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s expected first quarter 2010 revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the fourth quarter. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, our belief in the outcome of any claim or lawsuit; the determination of the Company of the need to record a charge to earnings relating to certain impairments of assets in 2009, and the amounts of such impairments; unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; integration of our recently announced acquisitions; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, including the general global economic slowdown as it effects the

Company, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on July 14, 2009. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

Tel: +886 2 2219 6688 x3509

Fax: +886 2 2219 6868

E-mail: sara.hsu@siliconmotion.com